FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 4 September 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.        S198 Notification by the Capital Group     3 September 2003
2.        August Traffic and Capacity Statistics     3 September 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:    4 September 2003
Sarah Billington Manager Shareholder Services

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

The Capital Group Companies Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited    5,429,663
Chase Nominees Limited    35,726,400

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

7. Number of shares / amount of stock disposed

12,378,159

8. Percentage of issued class

1.14%

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

3 September 2003

12. Total holding following this notification

41,156,063

13. Total percentage holding of issued class following this notification

3.80%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

3 September 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

TRAFFIC AND CAPACITY STATISTICS - August 2003

Summary of the headline figures

In August 2003, overall load factor increased 0.1 points to 69.6 per cent. Passenger capacity, measured in Available Seat Kilometres, was 3.6 per cent above August 2002 and traffic, measured in Revenue Passenger Kilometres, was higher by 4.8 per cent. This resulted in a passenger load factor up 0.9 points versus last year, to 77.4 per cent. The increase in traffic comprised a 1.1 per cent increase in premium traffic and a 5.3 per cent increase in non-premium traffic. The statistics are distorted by the power outage in Canada and the East Coast of the United States. Cargo, measured in Cargo Tonne Kilometres, fell by 0.3 per cent.

Market conditions

Overall market conditions are broadly unchanged with traffic volumes remaining very sensitive to yield. Premium volumes have stabilised, but are however still significantly below levels seen previously.

Strategic Developments

British Airways announced further steps to reduce its distribution costs in order to improve profitability. From December 1, 2003, the airline will introduce a commission based payment scheme of 1 per cent for UK travel agents who make British Airways' bookings. This replaces sector payments, which were introduced in April 2001.

The airline announced its first set of codeshare flights with oneworld partner American Airlines that will ultimately add more than 100 new destinations to its network. The codeshare routes, on destinations beyond British Airways' 18 US gateway cities and American Airlines' UK gateways, will be introduced in phases. The first cities are Raleigh Durham, Nashville, Cincinnati, Indianapolis, Minneapolis St Paul, Pittsburgh, New Orleans, Panama City and San Antonio, bookable now for travel from September 17.

Speedwing International Limited, a subsidiary of British Airways Plc, disposed of its trading division Speedwing Mobile Communications to AirRadio Limited - a company forming part of the Spice Holdings Plc Group. The consideration for the sale of the business and assets is £4.6 million.

British Airways was given permission to start flights to Basra in Iraq. The airline plans to fly twice a week, via Kuwait, using a Boeing 777 aircraft, once safety and security clearances have been finalised.

September 3, 2003

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

        Month of August                 Financial year to date
                        April through August
BRITISH AIRWAYS GROUP        Change                 Change
SCHEDULED SERVICES    2003    2002    (%)         2003    2002     (%)
Passengers carried (000)
UK/Europe    2234    2240    -0.3         11452    11406     +0.4
Americas    649    614    +5.8         3113    2918     +6.7
Asia Pacific    135    135    -0.5         534    651     -18.1
Africa and Middle East    250    232    +8.1         1092    1027     +6.4
Total    3268    3221    +1.5         16191    16002     +1.2

Revenue passenger km (m)
UK/Europe    1990    1882    +5.7         9649    9213     +4.7
Americas    4314    4130    +4.5         20805    19649     +5.9
Asia Pacific    1415    1395    +1.5         5723    6644     -13.9
Africa and Middle East    1640    1527     +7.4        7302     6807    +7.3
Total    9359    8933    +4.8         43479    42313     +2.8

Available seat km (m)
UK/Europe    2685    2526    +6.3         13708    13033     +5.2
Americas    5503    5359    +2.7         26554    26414     +0.5
Asia Pacific    1834    1779    +3.1         8527    8642     -1.3
Africa and Middle East    2068    2012     +2.8        10066     9958    +1.1
Total    12090    11675    +3.6         58856    58048     +1.4

Passenger load factor (%)
UK/Europe    74.1    74.5    -0.4     pts    70.4    70.7     -0.3     pts
Americas    78.4    77.1    +1.3     pts    78.3    74.4     +3.9    pts
Asia Pacific    77.2    78.4    -1.2     pts    67.1    76.9     -9.8     pts
Africa and Middle East    79.3    75.9     +3.4    pts    72.5     68.4    +4.1    pts
Total    77.4    76.5    +0.9     pts    73.9    72.9     +1.0    pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)    341    342    -0.3         1723    1745     -1.3
Total RTK    1282    1242    +3.3         6068    5974     +1.6
Available tonne km (m)    1842    1787     +3.1        8983     8913    +0.8

Overall load factor (%)    69.6    69.5     +0.1    pts    67.6     67.0    +0.6    pts
* Comparative numbers from 1 July 2002 have been adjusted to remove the impact of dba following its disposal on 30 June 2003

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Companys plans and objectives for future operations, including, without limitation, discussions of the Companys Future Size and Shape programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Companys forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Companys SEC filings, including, without limitation the Companys Report on Form 20-F for the year ended March 2003.             Investor Relations
Waterside (HCB3)
PO Box 365
Harmondsworth
UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44(0) 20 8738 9602